NightWare, Incorporated



ANNUAL REPORT

8900 Excelsior Blvd

Hopkins, MN 55343

(833) 446-4448

https://nightware.com

This Annual Report is dated April 30, 2025.

BUSINESS

NightWare, Incorporated (or the "Company") is a pioneering healthcare technology company offering a groundbreaking digital therapeutic solution for managing nightmare disorder, particularly in individuals with PTSD. The Company's flagship product, NightWare, is FDA cleared and functions as a prescription-only system designed to improve sleep quality by interrupting nightmares in real time using a dedicated Apple Watch and iPhone. Through its use of AI and biometric tracking, NightWare provides a personalized, non-drug intervention that gently interrupts nightmares without waking users, improving sleep quality and supporting better overall mental health and daytime functioning.

NightWare's business model centers on providing a prescription-only, FDA-cleared digital therapeutic system designed to address nightmare disorder, primarily associated with PTSD. The Company partners with healthcare providers, distributing its technology through prescriptions and working with payers, including government healthcare systems like the VA and DoD, as well as commercial insurers. NightWare generates revenue through the sale of its dedicated devices for the treatment of nightmare disorders and maintains a strong profit margin supported by reimbursement agreements.

NightWare's intellectual property consists of a strong portfolio anchored by patents that cover its proprietary technology. The Company has two patents, including a first granted patent with 23 claims. These patents secure NightWare's unique AI algorithms and methods for detecting and interrupting nightmares through a combination of heart rate, motion sensors, and vibrotactile feedback. Additionally, the significant accumulation of over 200,000 hours of sleep data helps reinforce the system's precision and personalized interventions.

Previous Offerings

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $1,393,326.23
Number of Securities Sold: 4,044,287
Use of proceeds: Commercialization and scaling
Date: January 01, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,725,000.00
Use of proceeds: Commercialization and scaling
Date: December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,003,698.00 compared to $4,657,998.00 in fiscal year 2023.

Revenue totals from the combination of product sales to the Department of Defense, and private pay customers, grant revenue, and sales of clinical trial products.

Cost of Sales

Cost of Sales for fiscal year 2022 was $498,277.00 compared to $779,611.00 in fiscal year 2023.

Cost of sales involved the manufacture of the medical device.

Gross Margins

Gross margins for fiscal year 2022 were 75% compared to 83% in 2023.

Gross margins improved due to an improvement in manufacturing cost efficiencies and lower device procurement costs.

Expenses

Expenses for fiscal year 2022 were $2,342,555.00 compared to $3,463,455.00 in fiscal year 2023.

To scale operations NightWare invested more heavily in marketing and sales activities to drive increased product sales and revenue.

Historical results and cash flows:

NightWare is an early-stage growth company developing a new market and thus must invest in market development activities such as marketing, sales, and educational activities. We are also conducting many clinical studies to increase the level of evidence for the product. In the short term 2-3 years, these costs will exceed sales volumes.

Our goal is to achieve positive operating cash flow within the next 3-5 years by scaling sales and improving reimbursement coverage. This can be supported by continued market penetration, particularly in the Department of Defense and Veterans Affairs systems, while managing the cost of goods sold to maintain a strong gross profit margin.

NightWare's historical cash flows are not representative of future expectations due to the Company's transition from development to commercial operations. Past cash flows reflect significant investments in R&D, clinical trials, and regulatory approvals, which are not recurring expenses. As the Company scales its commercial presence and expands reimbursement coverage, revenue growth is expected to outpace operating costs, leading to improved cash flow stability and profitability. Additionally, ongoing market penetration and increased adoption by government and commercial payers will further enhance future cash flow predictability.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $882,737.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew David Tucker

Matthew David Tucker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Board Member

Dates of Service: June, 2024 - Present
Responsibilities: Matthew leads the strategy and execution of NightWare. Matthew receives a salary of $250,000 with 315,000 option shares of equity.

Other business experience in the past three years:

Employer: Breakthrough Holdings, LLC
Title: Owner
Dates of Service: July, 2012 - Present
Responsibilities: Owner of Breakthrough Holdings, LLC, Matthew Tucker drives MedTech success through strategic consulting. With expertise in commercialization, product launches, and growth strategies, he empowers companies to innovate, scale, and achieve transformative results.

Other business experience in the past three years:

Employer: Facing Forward to End Homelessness
Title: Board Member
Dates of Service: July, 2018 - June, 2024
Responsibilities: As a board member of Facing Forward, Matthew Tucker supports the mission to end homelessness by guiding strategy, fostering partnerships, and ensuring resources for housing and services that empower nearly 900 individuals to achieve stability and self-sufficiency.

Other business experience in the past three years:

Employer: NightWare, Inc.
Title: Chief Commercial Officer
Dates of Service: October, 2021 - June, 2024
Responsibilities: Chief Commercial Officer at NightWare Inc.

Name: Brian Robertson

Brian Robertson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO
Dates of Service: January, 2021 - Present
Responsibilities: Dr Robertson oversees all clinical research, medical affairs programs for NightWare Inc. Dr Robertson develops and conducts all patient and provider education activities about NightWare. Dr Roberson receives an annual salary of $125,000 from the Company.

Other business experience in the past three years:

Employer: Mid-Atlantic Permanente Medical Group
Title: Staff Physician
Dates of Service: June, 2020 - Present
Responsibilities: Provide sleep medicine to patients enrolled in Kaiser Permanente.

Other business experience in the past three years:

Employer: West Virginia University
Title: Staff Allergist/Immunologist
Dates of Service: June, 2024 - Present
Responsibilities: Provide Allergy/Immunology physician services at WVU.

Name: Gerald Robert Mattys

Gerald Robert Mattys's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: July, 2020 - Present
Responsibilities: Gerald's role is mentor, coach for the CEO and board member for the shareholders. Gerald does not receive a salary and holds stock options that vests over time.

Other business experience in the past three years:

Employer: Sensory Medical
Title: Board Member
Dates of Service: January, 2021 - Present
Responsibilities: Board member and mentor.

Other business experience in the past three years:

Employer: Agitated Solutions
Title: Board Member
Dates of Service: January, 2002 - Present
Responsibilities: Board Member and mentor

Name: Michael Joseph Ott

Michael Joseph Ott's current primary role is with MOBĒ. Michael Joseph Ott currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: September, 2024 - Present
Responsibilities: Michael is a healthcare executive board member.

Other business experience in the past three years:

Employer: MOBĒ
Title: Chief Executive Officer
Dates of Service: April, 2022 - Present
Responsibilities: Lead private healthcare analytics and engagement firm.

Name: Spencer Levy

Spencer Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Principal Accounting Officer
Dates of Service: May, 2021 - Present
Responsibilities: Responsible for Operations, Finance, Regulatory. Receives an annual salary of $200,000.00 and stock options from the company.

Name: Grady Hannah

Grady Hannah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder & Board Member
Dates of Service: January, 2017 - Present
Responsibilities: Grady is the Co-founder & Board Member.

Other business experience in the past three years:

Employer: NightWare
Title: Chief Product Officer
Dates of Service: January, 2017 - February, 2025
Responsibilities: Grady was the Chief Product Officer at NightWare

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Grady Hannah
Amount and nature of Beneficial ownership: 6,410,500
Percent of class: 33.13

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,064,655 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 23,000,000 with a total of 11,505,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 416,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,136,500 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 3,740,000 with a total of 3,704,628 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any shares of Common Stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof.

Series B Preferred Stock

The amount of security authorized is 6,260,000 with a total of 4,137,167 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any shares of Common Stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof.

The total amount outstanding includes 135,983 shares to be issued pursuant to outstanding warrants

Please see the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F for further information on material rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company is offering Series B Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Series B Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series B Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. We are an early-stage company and have not yet generated any profits. NightWare Incorporated was formed on February 28, 2019, and, while we have a limited operational history, we have achieved significant milestones that validate our product-market fit. Since inception, we have generated $8 million in revenue from commercial product sales, clinical product sales, and grant funding. This financial progress reflects the growing demand for our groundbreaking digital therapeutic system and supports our long-term vision. However, our current and proposed operations remain subject to the inherent risks of early-stage enterprises, including fluctuations in operating results, competition, and the challenges of managing growth in a dynamic healthcare market. While our revenue validates market interest and provides a foundation for scaling, we have yet to achieve profitability, and there is no assurance that we will do so in the near future. Dividends will only be paid if our directors determine that we are financially capable of doing so. Although we have achieved substantial progress, continued investment in development, operations, and market expansion will be necessary to realize our full potential. Clinical Results and Market Impact FDA clearance for the NightWare digital therapeutic system was based on ongoing studies. While we strive to achieve the expected endpoints of our randomized controlled clinical trial, there is no guarantee that the final results will meet expected projections. Failure to reach expected clinical endpoints may limit the adoption of the device, affect market demand, and ultimately impact our pricing power in a competitive landscape. Conversely, should clinical results exceed expectations, they may create opportunities for broader adoption and enhanced market positioning. However, such outcomes may also necessitate additional investment in production scaling, regulatory compliance, and market expansion, which could introduce operational complexities. Investors are advised to consider both potential outcomes and their implications on NightWare's business strategy and financial performance. Past Securities Litigation Involving a Director Gerald R. Mattys, a member of our Board of Directors, previously served as the Chief Executive Officer of Tactile Systems Technology, Inc. ("Tactile") from January 2005 until June 2020. In Mart v. Tactile Systems Technology, Inc., a securities class action lawsuit, plaintiffs alleged that, between May 7, 2018, and June 8, 2020, Tactile, Mattys (as a named defendant), and certain other executives violated Section 10(b) of the Securities Exchange Act and SEC Rule

10b-5 by making materially false and misleading statements regarding Tactile's business practices and financial performance. The claims included allegations of improper sales and marketing practices, overstated market opportunity, and misrepresentation of revenue from government healthcare programs. The case was settled in October 2022 without an admission of guilt by any defendant. While Mr. Mattys has not been found liable for any wrongdoing, investor perception of past litigation involving a board member could influence investor sentiment, our company's reputation, or future fundraising efforts.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

NightWare, Incorporated

By   /s/ *Matthew David Tucker*

      Name: NightWare, Incorporated

      Title: Chief Executive Officer and Board Member

Exhibit A

FINANCIAL STATEMENTS

NIGHTWARE INC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Accounts	
1050 US Bank Checking - 6781	2,191,637.05
1090 Bill.com Money In Clearing	0.00
1998 Bill.com Money Out Clearing	0.00
Total 1000 Bank Accounts	**2,191,637.05**
Total Bank Accounts	**$2,191,637.05**
Accounts Receivable	
1200 Accounts Receivable (A/R)	5,000.00
Total Accounts Receivable	**$5,000.00**
Other Current Assets	
1300 Undeposited Funds	0.00
1400 Other Current Assets	
1410 Misc AR	0.00
1420 Prepaid Expenses	8,711.99
1499 Uncategorized Asset	0.00
Total 1400 Other Current Assets	**8,711.99**
1500 Inventory	429,665.59
Inventory Asset	0.00
Total Other Current Assets	**$438,377.58**
Total Current Assets	**$2,635,014.63**
Fixed Assets	
1600 Fixed Assets	
1610 Fixed Assets - Computers	1,045.00
1611 Accumulated Depreciation - Computers	-1,045.00
Total 1610 Fixed Assets - Computers	**0.00**
1620 Intangible Asset	128,681.42
1621 Accumulated Amortization	-2,882.84
Total 1620 Intangible Asset	**125,798.58**
Total 1600 Fixed Assets	**125,798.58**
Total Fixed Assets	**$125,798.58**
TOTAL ASSETS	**$2,760,813.21**

NIGHTWARE INC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	167,815.84
Total Accounts Payable	**$167,815.84**
Credit Cards	
2100 American Express	24,402.40
2100.1 Amex Business Platinum Card (33005)	0.00
2100.2 Amex Bonvoy Business (42005)	0.00
2100.8 Amex Delta Reserve (03005)	-1,558.25
Total 2100 American Express	**22,844.15**
2160 Business Platinum Card® (2007) - 3 (deleted)	128,147.20
Bonvoy Business Amex Card (2005) - 3 (deleted)	1,722.45
Delta Reserve Business Card (1009) - 3 (deleted)	-35,868.04
Total Credit Cards	**$116,845.76**
Other Current Liabilities	
2200 Other Current Liabilities	
2210 Bridge Notes Payable	0.00
2220 Direct Deposit Payable	0.00
2230 Accrued Expenses	38,724.96
Total 2200 Other Current Liabilities	**38,724.96**
2300 Sales Tax Payable	
2310 Illinois Department of Revenue Payable	0.00
2320 Kentucky Department of Revenue Payable	0.00
2330 Minnesota Department of Revenue Payable	0.00
2340 Out Of Scope Agency Payable	0.00

NIGHTWARE INC

Balance Sheet

As of December 31, 2023

	TOTAL
Total 2300 Sales Tax Payable	**0.00**
2400 Payroll Liabilities	0.00
2410 Federal Taxes (941/944)	15,187.41
2411 Federal Unemployment (940)	84.00
2420 KY Income Tax	0.00
2421 KY Local Tax	255.00
2422 KY Unemployment Tax	0.00
2430 MD Income Tax	1,563.42
2431 MD Unemployment Tax	0.00
2440 MN Income Tax	1,501.73
2441 MN Unemployment Taxes	58.43
2450 PA Income Tax	486.08
2451 PA Local Tax	1,137.42
2452 PA Unemployment Tax	66.48
2460 CA PIT / SDI	-1,731.62
2461 CA SUI / ETT	1,466.40
2470 FL Unemployment Tax	-257.28
2480 GA Income Tax	-1,500.16
2481 GA Unemployment Tax	-18.24
2490 TX Unemployment Tax	187.51
2491 Guideline Roth 401(k)	1,790.83
2492 Guideline Traditional 401(k)	4,199.50
2495 OH Income Tax	349.30
2496 OH Unemployment Tax	0.00
2499 Payroll Tax Payable	0.00
Total 2400 Payroll Liabilities	**24,826.21**
Louisiana Department of Revenue Payable	0.00
Louisiana, Lafayette Parish Payable	0.00
Total Other Current Liabilities	**$63,551.17**
Total Current Liabilities	**$348,212.77**
Total Liabilities	**$348,212.77**
Equity	
3000 Paid-In Capital	
3010 Common stock, $0.00001 par, 15,000,000 auth, 8,877,500 outstanding	149,309.51
3020 APIC - Common	375,740.00
3030 Series A preferred stock, $0.00001 par, 3,740,000 auth, 3,704,628 outstanding	-174,255.28
3040 APIC - Series A Preferred	2,094,962.95
3050 Series B, $.00001 par, $4,001,184 total outstanding	4,268,136.85
3060 Series B Preferred APIC	0.00
Total 3000 Paid-In Capital	**6,713,894.03**
3110 Opening Balance Equity	-101,232.17
3600 Retained Earnings	-3,925,336.91

NIGHTWARE INC

Balance Sheet

As of December 31, 2023

	TOTAL
Net Income	-274,724.51
Total Equity	**$2,412,600.44**
TOTAL LIABILITIES AND EQUITY	**$2,760,813.21**

NIGHTWARE INC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Accounts	
1050 US Bank Checking - 6781	121,689.39
1051 US Bank Money Market - 6985	761,048.26
1090 Bill.com Money In Clearing	0.00
1998 Bill.com Money Out Clearing	0.00
Total 1000 Bank Accounts	**882,737.65**
Total Bank Accounts	**$882,737.65**
Accounts Receivable	
1200 Accounts Receivable (A/R)	-6,900.00
Total Accounts Receivable	**$ -6,900.00**
Other Current Assets	
1300 Undeposited Funds	0.00
1400 Other Current Assets	
1410 Misc AR	0.00
1420 Prepaid Expenses	9,890.63
1499 Uncategorized Asset	0.00
Total 1400 Other Current Assets	**9,890.63**
1500 Inventory	481,807.00
Inventory Asset	0.00
Total Other Current Assets	**$491,697.63**
Total Current Assets	**$1,367,535.28**
Fixed Assets	
1600 Fixed Assets	
1610 Fixed Assets - Computers	1,045.00
1611 Accumulated Depreciation - Computers	-1,045.00
Total 1610 Fixed Assets - Computers	**0.00**
1620 Intangible Asset	128,681.42
1621 Accumulated Amortization	-2,882.84
Total 1620 Intangible Asset	**125,798.58**
Total 1600 Fixed Assets	**125,798.58**
Total Fixed Assets	**$125,798.58**
TOTAL ASSETS	**$1,493,333.86**

NIGHTWARE INC

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	90,998.92
Total Accounts Payable	**$90,998.92**
Credit Cards	
2100 American Express	0.00
2100.1 Amex Business Platinum Card (33005)	0.00
2100.2 Amex Bonvoy Business (42005)	0.00
2100.8 Amex Delta Reserve (03005)	88.96
2100.9 Amex CC MCA @Work Corp Card 31003	9,304.78
Sub Card 71007 CB Nightware Inc	15,391.86
Total 2100.9 Amex CC MCA @Work Corp Card 31003	**24,696.64**
Total 2100 American Express	**24,785.60**
Total Credit Cards	**$24,785.60**
Other Current Liabilities	
2200 Other Current Liabilities	
2210 Bridge Notes Payable	0.00
2220 Direct Deposit Payable	0.00
2230 Accrued Expenses	35,100.00
Total 2200 Other Current Liabilities	**35,100.00**
2300 Sales Tax Payable	
2310 Illinois Department of Revenue Payable	0.00
2320 Kentucky Department of Revenue Payable	0.00
2330 Minnesota Department of Revenue Payable	0.00
2340 Out Of Scope Agency Payable	0.00

NIGHTWARE INC

Balance Sheet

As of December 31, 2024

	TOTAL
Total 2300 Sales Tax Payable	**0.00**
2400 Payroll Liabilities	0.00
2410 Federal Taxes (941/944)	8,750.32
2411 Federal Unemployment (940)	519.36
2420 KY Income Tax	0.00
2421 KY Local Tax	0.00
2422 KY Unemployment Tax	0.00
2430 MD Income Tax	604.86
2431 MD Unemployment Tax	0.00
2440 MN Income Tax	1,171.87
2441 MN Unemployment Taxes	46.90
2450 PA Income Tax	319.79
2451 PA Local Tax	1,624.92
2452 PA Unemployment Tax	43.74
2460 CA PIT / SDI	0.00
2461 CA SUI / ETT	0.00
2470 FL Unemployment Tax	0.00
2480 GA Income Tax	0.00
2481 GA Unemployment Tax	0.00
2490 TX Unemployment Tax	0.00
2491 Guideline Roth 401(k)	0.00
2492 Guideline Traditional 401(k)	2,717.80
2495 OH Income Tax	448.63
2496 OH Unemployment Tax	0.00
2499 Payroll Tax Payable	0.00
CT Income Tax	0.00
Total 2400 Payroll Liabilities	**16,248.19**
Louisiana Department of Revenue Payable	0.00
Louisiana, Lafayette Parish Payable	0.00
Total Other Current Liabilities	**$51,348.19**
Total Current Liabilities	**$167,132.71**
Total Liabilities	**$167,132.71**
Equity	
3000 Paid-In Capital	
3010 Common stock, $0.00001 par, 15,000,000 auth, 8,877,500 outstanding	151,809.51
3020 APIC - Common	375,740.00
3030 Series A preferred stock, $0.00001 par, 3,740,000 auth, 3,704,628 outstanding	-174,255.28
3040 APIC - Series A Preferred	2,094,962.95
3050 Series B, $.00001 par, $4,001,184 total outstanding	4,268,136.85
3060 Series B Preferred APIC	0.00
Total 3000 Paid-In Capital	**6,716,394.03**
3110 Opening Balance Equity	-116,624.03

NIGHTWARE INC

Balance Sheet

As of December 31, 2024

	TOTAL
3600 Retained Earnings	-4,200,061.42
Net Income	-1,073,507.43
Total Equity	**$1,326,201.15**
TOTAL LIABILITIES AND EQUITY	**$1,493,333.86**

NIGHTWARE INC

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Operating Revenue	
4010 Sales	4,309,036.12
4030 Shipping Income	250.00
Total 4000 Operating Revenue	**4,309,286.12**
4100 Clinical Trial Grant	620,747.66
4200 Sales of Product Income	5,500.00
4950 Discounts given	-277,536.12
Total Income	**$4,657,997.66**
Cost of Goods Sold	
5000 Cost of Goods Sold	0.00
5010 COGS - Supplies & Materials	-12,168.70
5020 COGS - Hardware	600,541.38
5030 COGS - Shipping	25,145.10
5050 COGS - Cost of Labor	
5051 COGS - Contractors - Operations	41,585.13
Total 5050 COGS - Cost of Labor	**41,585.13**
5060 COGS Software - Manufacturing	124,507.90
Total 5000 Cost of Goods Sold	**779,610.81**
Total Cost of Goods Sold	**$779,610.81**
GROSS PROFIT	**$3,878,386.85**
Expenses	
6000 Office/General Administrative Expenses	281.22
6100 Payroll Expenses	
6110 Wages	2,095,902.64
6120 Taxes	125,558.93
6130 Employee Benefits	-9,070.00
6140 Health Insurance	17,484.08
6150 Reimbursements	21,938.94
6160 Company Contributions - Retirement	11,026.50
6170 Worker's Compensation	137.00
Company Contributions	
Retirement	44,072.01
Total Company Contributions	**44,072.01**
Total 6100 Payroll Expenses	**2,307,050.10**

NIGHTWARE INC

Profit and Loss
January - December 2023

	TOTAL
6200 Building, Tools & Equipment	
6210 Rent & Lease	22,200.00
6240 Utilities	
6242 Telephone	1,782.50
6243 Internet	995.62
Total 6240 Utilities	**2,778.12**
Total 6200 Building, Tools & Equipment	**24,978.12**
6300 Office & Administrative	336.34
6310 Bank Charges & Fees	3,803.18
6315 Dues and Subscriptions	22,645.12
6320 Licenses	8,613.00
6325 Travel	151,346.87
6330 Meals & Entertainment - 100%	48,004.80
6335 Office Supplies	19,265.15
6345 Insurance	23,287.21
6350 Software - Office/Admin	46,739.30
6375 Printing	543.55
Total 6300 Office & Administrative	**324,584.52**
6400 Legal & Professional Services	
6410 Accounting Fees	27,792.00
6440 Legal Fees - General Business	30,822.75
6450 IT Services	53,120.00
6460 Consultants - Analytics	57,980.00
6470 Consultants - General Business	36,580.50
6480 Legal Fees - Existing Patents	3,759.73
Total 6400 Legal & Professional Services	**210,054.98**
6500 Other Business Expenses	
6510 Charitable Contributions	2,500.00
6520 Education & Training	433.20
6530 Other Expenses	14,154.91
Total 6500 Other Business Expenses	**17,088.11**
6600 Sales & Marketing	
6610 Advertising & Marketing	71,069.19
6611 Trade Show	21,675.51
Total 6600 Sales & Marketing	**92,744.70**
6700 Quality & Consulting	410.97
6720 Quality/Regulatory	13,941.07
6735 Professional Services	3,800.00
6737 Consultants - Marketing	132,895.58
Total 6735 Professional Services	**136,695.58**
Total 6700 Quality & Consulting	**151,047.62**

NIGHTWARE INC

Profit and Loss

January - December 2023

	TOTAL
6800 Contractors	12,850.00
6900 Corp Taxes rep	139.00
Total Expenses	**$3,140,818.37**
NET OPERATING INCOME	**$737,568.48**
Other Income	
4500 Interest Earned	1,683.23
Total Other Income	**$1,683.23**
Other Expenses	
7000 Non-Operating Income & Expense	
7300 Interest Expense	672,969.22
7400 Income Tax	837.00
8000 Other Miscellaneous Expense	444.95
8100 Research and Development	31,127.48
8110 Consultants - R&D	14,850.00
8111 Consultants - Clinical Research	80,887.21
Total 8110 Consultants - R&D	**95,737.21**
8200 Clinical Trial	194,640.36
8300 Medical Trial	1,625.00
8400 Software - R&D	16,595.00
Total 8100 Research and Development	**339,725.05**
Total 8000 Other Miscellaneous Expense	**340,170.00**
Total 7000 Non-Operating Income & Expense	**1,013,976.22**
Total Other Expenses	**$1,013,976.22**
NET OTHER INCOME	**$ -1,012,292.99**
NET INCOME	**$ -274,724.51**

NIGHTWARE INC

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Operating Revenue	
4010 Sales	143,765.67
4030 Shipping Income	50.00
Total 4000 Operating Revenue	**143,815.67**
4100 Clinical Trial Grant	873,849.00
4950 Discounts given	-33,011.11
Total Income	**$984,653.56**
Cost of Goods Sold	
5000 Cost of Goods Sold	-89,877.60
5020 COGS - Hardware	75,608.50
5030 COGS - Shipping	8,646.72
5050 COGS - Cost of Labor	
5051 COGS - Contractors - Operations	5,580.32
Total 5050 COGS - Cost of Labor	**5,580.32**
5060 COGS Software - Manufacturing	65,634.60
Total 5000 Cost of Goods Sold	**65,592.54**
5100 Cost of Sales	
5140 COS - Contractors - Sales & Marketing	6,650.00
Total 5100 Cost of Sales	**6,650.00**
Total Cost of Goods Sold	**$72,242.54**
GROSS PROFIT	**$912,411.02**
Expenses	
6000 Office/General Administrative Expenses	66.58
6100 Payroll Expenses	
6110 Wages	1,121,651.55
6120 Taxes	78,106.87
6140 Health Insurance	43,147.07
6150 Reimbursements	4,956.00
6170 Worker's Compensation	385.70
Company Contributions	
Retirement	3,448.99
Total Company Contributions	**3,448.99**
Total 6100 Payroll Expenses	**1,251,696.18**
6200 Building, Tools & Equipment	-10.00
6210 Rent & Lease	16,612.50
6240 Utilities	
6242 Telephone	3,265.95
Total 6240 Utilities	**3,265.95**
Total 6200 Building, Tools & Equipment	**19,868.45**

NIGHTWARE INC

Profit and Loss

January - December 2024

	TOTAL
6300 Office & Administrative	
6310 Bank Charges & Fees	2,892.42
6315 Dues and Subscriptions	18,793.91
6325 Travel	63,564.64
6330 Meals & Entertainment - 100%	7,810.54
6335 Office Supplies	6,615.80
6340 Office Equipment/Computers	1,520.43
6345 Insurance	14,672.10
6350 Software - Office/Admin	53,486.54
6365 Event Fee	2,199.66
Total 6300 Office & Administrative	**171,556.04**
6400 Legal & Professional Services	-3,684.50
6410 Accounting Fees	22,398.50
6440 Legal Fees - General Business	29,816.56
6450 IT Services	650.00
6470 Consultants - General Business	42,471.30
6480 Legal Fees - Existing Patents	4,909.08
Total 6400 Legal & Professional Services	**96,560.94**
6500 Other Business Expenses	5,000.00
6510 Charitable Contributions	1,750.00
6520 Education & Training	87.79
6530 Other Expenses	521.37
Total 6500 Other Business Expenses	**7,359.16**
6600 Sales & Marketing	8,024.82
6610 Advertising & Marketing	16,323.93
6611 Trade Show	4,589.33
Total 6600 Sales & Marketing	**28,938.08**
6700 Quality & Consulting	
6710 Consultants - Engineering	9,312.50
6720 Quality/Regulatory	20,866.83
6735 Professional Services	15,975.00
6736 Consultants - Sales	42,501.62
6737 Consultants - Marketing	4,320.00
6739 DHA Consultants	116,904.17
Total 6735 Professional Services	**179,700.79**
Total 6700 Quality & Consulting	**209,880.12**
6900 Corp Taxes rep	22,278.53
Total Expenses	**$1,808,204.08**
NET OPERATING INCOME	**$ -895,793.06**

NIGHTWARE INC

Profit and Loss

January - December 2024

	TOTAL
Other Income	
4500 Interest Earned	17,048.26
Total Other Income	**$17,048.26**
Other Expenses	
7000 Non-Operating Income & Expense	
7300 Interest Expense	806.25
8000 Other Miscellaneous Expense	
8100 Research and Development	5,000.00
8110 Consultants - R&D	46,424.50
8111 Consultants - Clinical Research	22,100.00
Total 8110 Consultants - R&D	**68,524.50**
8200 Clinical Trial	198,726.39
8400 Software - R&D	13,720.00
Total 8100 Research and Development	**285,970.89**
Total 8000 Other Miscellaneous Expense	**285,970.89**
Total 7000 Non-Operating Income & Expense	**286,777.14**
Previous Bookkeeper Expense	-92,014.51
Total Other Expenses	**$194,762.63**
NET OTHER INCOME	**$ -177,714.37**
NET INCOME	**$ -1,073,507.43**

	TOTAL
OPERATING ACTIVITIES	
Net Income	-274,724.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	113,157.00
1420 Other Current Assets:Prepaid Expenses	14,212.38
1500 Inventory	-258,541.60
Inventory Asset	0.00
2000 Accounts Payable (A/P)	65,816.49
2100 American Express	24,402.40
2100.1 American Express:Amex Business Platinum Card (33005)	479,105.81
2100.2 American Express:Amex Bonvoy Business (42005)	-523,692.25
2100.3 American Express:Amex 1066 (deleted)	-9,221.83
2100.4 American Express:Amex 1017 (deleted)	-10,037.64
2100.5 American Express:Amex 1025 (deleted)	-8,448.78
2100.6 American Express:Amex 1041 (deleted)	-20,313.34
2100.7 American Express:Amex 1058 (deleted)	-5,639.62
2100.8 American Express:Amex Delta Reserve (03005)	-1,558.25
2160 Business Platinum Card® (2007) - 3 (deleted)	128,147.20
Bonvoy Business Amex Card (2005) - 3 (deleted)	1,722.45
Delta Reserve Business Card (1009) - 3 (deleted)	-35,868.04
2210 Other Current Liabilities:Bridge Notes Payable	-2,909,129.00
2220 Other Current Liabilities:Direct Deposit Payable	0.00
2230 Other Current Liabilities:Accrued Expenses	31,924.96
2330 Sales Tax Payable:Minnesota Department of Revenue Payable	0.00
2340 Sales Tax Payable:Out Of Scope Agency Payable	0.00
2410 Payroll Liabilities:Federal Taxes (941/944)	3,779.53
2411 Payroll Liabilities:Federal Unemployment (940)	-450.86
2420 Payroll Liabilities:KY Income Tax	0.00
2421 Payroll Liabilities:KY Local Tax	0.00
2430 Payroll Liabilities:MD Income Tax	264.34
2431 Payroll Liabilities:MD Unemployment Tax	0.00
2440 Payroll Liabilities:MN Income Tax	870.93
2441 Payroll Liabilities:MN Unemployment Taxes	35.44
2450 Payroll Liabilities:PA Income Tax	166.29
2451 Payroll Liabilities:PA Local Tax	324.96
2452 Payroll Liabilities:PA Unemployment Tax	28.98
2460 Payroll Liabilities:CA PIT / SDI	-232.54
2461 Payroll Liabilities:CA SUI / ETT	1,301.50
2470 Payroll Liabilities:FL Unemployment Tax	-257.28
2480 Payroll Liabilities:GA Income Tax	-2,069.76
2481 Payroll Liabilities:GA Unemployment Tax	-67.50
2490 Payroll Liabilities:TX Unemployment Tax	-245.71
2491 Payroll Liabilities:Guideline Roth 401(k)	1,122.50
2492 Payroll Liabilities:Guideline Traditional 401(k)	-1,336.91
2495 Payroll Liabilities:OH Income Tax	349.30

Statement of Cash Flows

January - December 2023

	TOTAL
2496 Payroll Liabilities:OH Unemployment Tax	0.00
Louisiana Department of Revenue Payable	0.00
Louisiana, Lafayette Parish Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,920,378.45**
Net cash provided by operating activities	**$ -3,195,102.96**
FINANCING ACTIVITIES	
3020 Paid-In Capital:APIC - Common	150,000.00
3030 Paid-In Capital:Series A preferred stock, $0.00001 par, 3,740,000 auth, 3,704,628 outstanding	116,000.00
3050 Paid-In Capital:Series B, $.00001 par, $4,001,184 total outstanding	4,268,136.65
3110 Opening Balance Equity	-101,232.17
Net cash provided by financing activities	**$4,432,904.48**
NET CASH INCREASE FOR PERIOD	**$1,237,801.52**
Cash at beginning of period	953,835.53
CASH AT END OF PERIOD	**$2,191,637.05**

NIGHTWARE INC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,073,507.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	11,900.00
1420 Other Current Assets:Prepaid Expenses	-1,178.64
1500 Inventory	-52,141.41
Inventory Asset	0.00
2000 Accounts Payable (A/P)	-76,816.92
2100 American Express	-24,402.40
2100.1 American Express:Amex Business Platinum Card (33005)	0.00
2100.2 American Express:Amex Bonvoy Business (42005)	0.00
2100.8 American Express:Amex Delta Reserve (03005)	1,647.21
2100.9 American Express:Amex CC MCA @Work Corp Card 31003	9,304.78
2160 Business Platinum Card® (2007) - 3 (deleted)	-128,147.20
American Express:Amex CC MCA @Work Corp Card 31003:Sub Card 71007 CB Nightware Inc	15,391.86
Bonvoy Business Amex Card (2005) - 3 (deleted)	-1,722.45
Delta Reserve Business Card (1009) - 3 (deleted)	35,868.04
2220 Other Current Liabilities:Direct Deposit Payable	0.00
2230 Other Current Liabilities:Accrued Expenses	-3,624.96
2330 Sales Tax Payable:Minnesota Department of Revenue Payable	0.00
2340 Sales Tax Payable:Out Of Scope Agency Payable	0.00
2410 Payroll Liabilities:Federal Taxes (941/944)	-6,437.09
2411 Payroll Liabilities:Federal Unemployment (940)	435.36
2421 Payroll Liabilities:KY Local Tax	-255.00
2430 Payroll Liabilities:MD Income Tax	-958.56
2431 Payroll Liabilities:MD Unemployment Tax	0.00
2440 Payroll Liabilities:MN Income Tax	-329.86
2441 Payroll Liabilities:MN Unemployment Taxes	-11.53
2450 Payroll Liabilities:PA Income Tax	-166.29
2451 Payroll Liabilities:PA Local Tax	487.50
2452 Payroll Liabilities:PA Unemployment Tax	-22.74
2460 Payroll Liabilities:CA PIT / SDI	1,731.62
2461 Payroll Liabilities:CA SUI / ETT	-1,466.40
2470 Payroll Liabilities:FL Unemployment Tax	257.28
2480 Payroll Liabilities:GA Income Tax	1,500.16
2481 Payroll Liabilities:GA Unemployment Tax	18.24
2490 Payroll Liabilities:TX Unemployment Tax	-187.51
2491 Payroll Liabilities:Guideline Roth 401(k)	-1,790.83
2492 Payroll Liabilities:Guideline Traditional 401(k)	-1,481.70
2495 Payroll Liabilities:OH Income Tax	99.33
2496 Payroll Liabilities:OH Unemployment Tax	0.00
Payroll Liabilities:CT Income Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-222,500.11**
Net cash provided by operating activities	**$ -1,296,007.54**

NIGHTWARE INC

Statement of Cash Flows

January - December 2024

	TOTAL
FINANCING ACTIVITIES	
3010 Paid-In Capital:Common stock, $0.00001 par, 15,000,000 auth, 8,877,500 outstanding	2,500.00
3110 Opening Balance Equity	-15,391.86
Net cash provided by financing activities	**$ -12,891.86**
NET CASH INCREASE FOR PERIOD	**$ -1,308,899.40**
Cash at beginning of period	2,191,637.05
CASH AT END OF PERIOD	**$882,737.65**

Series A Preferred Stock	Price/Share =	0.7478	
	Authorized	**Outstanding**	**Fully Diluted as if Converted to Common**
Series A Preferred Stock	3,740,000		
Scott Wisdahl/IML, Inc.		452,189.00	452,189.00
Stony Lonesome Capital II LP		334,314.00	334,314.00
Michael Nathan		308,743.00	308,743.00
Scott Wine		267,451.00	267,451.00
Tony Uttley		200,588.00	200,588.00
Norbert Berg		186,600.00	186,600.00
Luke Froehle		173,439.00	173,439.00
Jim Olson		135,041.00	135,041.00
Brian Kueppers		168,473.00	168,473.00
Paul Jones		160,593.00	160,593.00
MHGG, LLC		144,424.00	144,424.00
Mark Olson		133,726.00	133,726.00
The Entrust Group Inc. FBO Ryan McGovern IRA #7230008072		133,726.00	133,726.00
Eva Rasmussen		66,863.00	66,863.00
Susan McCarthy		66,863.00	66,863.00
Steven Pricco		66,863.00	66,863.00
Christopher Pricco		66,863.00	66,863.00
Matthew Walter		66,863.00	66,863.00
Seth Peters		66,863.00	66,863.00
John Scholz		66,863.00	66,863.00
Bob Perry		66,863.00	66,863.00
Jon Edwards		66,863.00	66,863.00
Michael Dickson		36,106.00	36,106.00
Ray Faricy		33,431.00	33,431.00
Scott Aubitz		33,431.00	33,431.00
SAS Investment Trust		33,431.00	33,431.00
Ryan Lloyd		33,431.00	33,431.00
Vlad Lukic		33,431.00	33,431.00
Laura Juliano		33,431.00	33,431.00
Kevin Kermes		33,431	33,431
Anthony Sabino		33,431	33,431
Total Series A		**3,704,628.00**	**3,704,628.00**
Common Stock	23,000,000		
Grady Hannah		6,398,000	6,398,000
Bennett Myers, Trustee of the June Hannah Irrevocable Tru...		1,000,000	1,000,000
Bennett Myers, Trustee of the Jovi Hannah Irrevocable Tru...		1,000,000	1,000,000
Melissa Byrd		143,750	143,750
Tyler Skluzacek		100,000	100,000
Tom Vanderheyden		75,000	75,000
Chad Eiken		50,000	50,000

Mike Nathan		50,000	50,000
Ranji Varghese		50,000	50,000
Tom Burke		48,750	48,750
Paul Jones		25,000	25,000
Xavier Helgensen		10,000	10,000
Todd Ojala		1,000	1,000
He Zhou		1,000	1,000
Total Common Stock		**8,952,500**	**8,952,500**
Common Stock Options			
2017 Plan (closed)	452,500		
Dan Karlin		350,000	350,000
Randy Milbert		100,000	100,000
Jeremy Stephen		2,500	2,500
2019 Plan	2,100,000		
Matt Tucker		327,500	327,500
Jon Redmond		49,000	49,000
Peter Chiarelli		200,000	200,000
Grady Hannah		12,500	12,500
Arick Wierson		20,000	20,000
Brian Robertson		312,500	312,500
Gerald Mattys		225,000	225,000
Spencer Levy		152,500	152,500
Dr. Richard Thomas		100,000	100,000
Maxx Malone		50,000	50,000
Mike Nathan		25,000	25,000
Kenneth Rayl		60,000	60,000
Mike Ott		100,000	100,000
Nick Heene		50,000	50,000
Total Stock Options Granted	1,694,000 2019	**2,136,500**	**2,136,500**
Options Remaining in Pool		**416,000**	**416,000**
Cedar Point Warrant-Series B		135,983	135,983
TOTAL		**19,346,794.80**	**19,346,794.80**

Series B Preferred Stock	Authorized	Outstanding	Fully Diluted as if Converted to Common
$1.16 per share	6,260,000		
Vladimir Lukic Living Trust		21,551.7	21,551.7
Shishir Agarwal		50,000	50,000
Jon Swan		30,172.4	30,172.4
Laura Juliano		27,586.2	27,586.2
Phil Lamers		43,103.5	43,103.5
Scott Wine		431,034.5	431,034.5
Todd Limesand		21,552	21,552

Susan Haen Arneson, Trustee of the M.D. Arneson Family Irrevocable Trust Dated May 23, 2018	45,000	45,000
Philip M. Vukovic	43,104	43,104
Paul Cifelli	215,517	215,517
Michael David Arneson, Trustee of the S.H. Arneson Family Irrevocable Trust Dated November 1, 2018	45,000	45,000
Lee M. Zachman	25,800	25,800
Kevin Fecho	56,034	56,034
Eugene J. Champeau	12,931	12,931
William J. McNelly	25,000	25,000
Donald A. Johnson, Trustee of the Donald A. Johnson Living Trust Dated October 3, 2002	21,551	21,551
James M. Wehmann	86,206	86,206
Richard Nigon, Trustee of the Richard J. Nigon Trust	22,000	22,000
Ronald F. Meuser, Jr.	43,103	43,103
Scott R. and Susan K. Oelkers, JTWROS	44,000	44,000
Vance G. Vinar	100,000	100,000
Christopher Novogratz	43,103	43,103
DBJ 2001 Holdings, LLC	86,207	86,207
Heather L. Vinar	22,000	22,000
Jeffrey E. O'Neil, DDS	43,103	43,103
John Bowlsby	100,000	100,000
Joseph Novogratz	172,413	172,413
Kristi Jo Lynn	21,552	21,552
Bruno Family Revocable Trust	43,103	43,103
Eric O. Hanson & Marla J. Hanson Revocable Family Trust	21,552	21,552
Robert Paulson	109,825.2	109,825.2
The Karen Kaufman Trust	54,837.3	54,837.3
Stephen P. Kaufman 2020 Revocable Trust April 9, 2021	54,837.3	54,837.3
TUI Irrevocable Trust of 2012 (Tom Schulhof) April 13, 2021	109,662.9	109,662.9
Shishir Agrawal	273,678.9	273,678.9
Scott Wine	492,344.7	492,344.7
RSquared Fund I LP	274,112.8	274,112.8
Sameer Shamsi	27,403.2	27,403.2
Jim Pikala	54,791.6	54,791.6
Jerry Mattys	109,287.9	109,287.9
R. Edward Bergmark Trust U/A/D 6/11/08	109,075.3	109,075.3
Jon and Lisa Flugstad Family Trust U/A/D 4-28-21	109,060.6	109,060.6

Kelley Living Trust UAD 4-23-15	54,530.3	54,530.3
Mark Olsen	54,456.5	54,456.5
Shishir Agrawal	50,000	50,000
Kevin Roche	100,000	100,000
	4,001,183.8	4,001,183.8

Percentage (%) of Total Fully Diluted	
	(subtotals of multiple investments)
2.34%	(325,150+ 80,235+ 46,804)
1.73%	
1.60%	(241,880+66,863)
1.38%	
1.04%	
0.96%	
0.90%	(26,745+119,949+26745)
0.70%	(101,610 +33,431)
0.87%	(101,610+66,863)
0.83%	
0.75%	
0.69%	
0.69%	(66,863+66,863)
0.35%	
0.35%	
0.35%	
0.35%	
0.35%	
0.35%	
0.35%	
0.35%	
0.35%	
0.19%	
0.17%	
0.17%	
0.17%	
0.17%	
0.17%	
0.17%	
0.17%	
0.17%	
19.15%	
33.07%	
5.17%	
5.17%	
0.74%	
0.52%	
0.39%	
0.26%	

0.26%
0.26%
0.25%
0.13%
0.05%
0.01%
0.01%
46.27%

1.81%
0.52%
0.01%

1.69%
0.25%
1.03%
0.06%
0.10%
1.62%
1.16%

0.79%
0.52%
0.26%
0.13%
0.31%
0.52%
0.26%

11.04%
2.15%

0.70%
100.00%

Percentage (%) of Total Fully Diluted

0.11%
0.26%
0.16%
0.14%
0.22%
2.23%
0.11%

0.23%
0.22%
1.11%

0.23%
0.13%
0.29%
0.07%
0.13%

0.11%
0.45%

0.11%
0.22%

0.23%
0.52%
0.22%
0.45%
0.11%
0.22%
0.52%
0.89%
0.11%
0.22%

0.11%
0.57%
0.28%

0.28%

0.57%
1.41%
2.54%
1.42%
0.14%
0.28%
0.56%

0.56%

0.56%

0.28%
0.28%
0.26%
0.52%

20.68%

NOTE 1 – NATURE OF OPERATIONS

NightWare Inc. was formed on February 8, 2017 ("Inception") in the State of Delaware. The financial statements of NightWare Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Minneapolis, MN,

NightWare Inc. is a pioneering digital health company that has developed the first and only FDA-cleared, prescription-only device to treat nightmares associated with PTSD and nightmare disorder. Using proprietary AI-driven algorithms embedded in a dedicated, secure device, NightWare continuously monitors a patient's heart rate and movement patterns to detect and interrupt nightmares in real time— without waking the patient.

NightWare's uniqueness lies in several critical factors:
- First-mover advantage: NightWare is the only FDA-indicated therapeutic—device or drug—for treating PTSD-associated nightmares.
- Non-pharmacological solution: Avoids the risks, side effects, and limitations of traditional drug therapies.
- Validated clinical outcomes: Published clinical trial results and real-world data show statistically and clinically significant improvements in sleep quality and daytime functioning, with benefits typically seen within just two weeks.
- Scalable, protected platform: NightWare is classified as Durable Medical Equipment (DME), that was reimbursed at $6,600 per device by DHA/Tricare, with a attractive Gross Margin and secured by multiple patents, FDA regulatory barriers, and a growing proprietary sleep data set exceeding 200,000 hours.
- Provider-facing technology: Through the Patient Management Console, clinicians have real-time access to sleep and intervention data, reinforcing adherence and accelerating care outcomes.
- Military and VA adoption: NightWare has seen rapid uptake within the Department of Defense, with over 1,300 devices prescribed across 50+ military bases, that was validated by TRICARE reimbursement approvals and positive clinician and patient feedback.

With a $4.2 billion addressable market and little to no direct competition, NightWare is positioned to become the new standard of care for nightmare disorder and PTSD-related sleep disturbances— transforming an underserved, life-threatening condition into a treatable diagnosis while generating substantial financial and societal returns.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Device Sales and Grants when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Minnesota state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Corporate Debt Note – NightWare Inc. Balance Sheet (As of December 31, 2024)
As of December 31, 2024, NightWare Inc. carries no long-term corporate debt on its balance sheet.
- No bridge notes payable or other loans are outstanding. The "Bridge Notes Payable" account under "Other Current Liabilities" reports a balance of $0.00.
- Current liabilities are limited to operating liabilities:
  - Accounts Payable: $90,998.92
  - Credit Card Balances: $24,785.60 (primarily American Express corporate cards)
  - Accrued Expenses and Payroll Liabilities: $51,348.19 combined.

Thus, total current liabilities amount to $167,132.71, all related to ordinary operating activities (vendors, credit cards, payroll taxes).
Key Highlights:
- NightWare has maintained a debt-free capital structure, relying instead on equity financing (Series A and Series B Preferred Stock).
- No term loans, convertible debt, or institutional borrowings are present.
- This clean balance sheet positions the company favorably for future financing rounds, strategic partnerships, or debt financing if needed, without the burden of existing debt obligations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Capitalization
Common   Stock
We have authorized the issuance of 15,000,000 shares of our common stock, each with a par value of $0.00001 per share. As of December 31, 2024, the Company had issued and outstanding 8,877,500 shares of common stock.
Preferred   Stock
We have authorized the issuance of 3,740,000 shares of our Series A Preferred Stock, each with a par value of $0.00001per share. As of December 31, 2024, the Company had issued and outstanding 3,704,628 shares of Series A Preferred Stock.
We have authorized the issuance of 4,001,184 shares of our Series B Preferred Stock, each with a par value of $0.00001per share. As of December 31, 2024, the Company had issued and outstanding 4,001,184 shares of Series B Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

In February 2025 Grady Hanna was replaced as CEO by Matthew Tucker

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Matthew Tucker the Chief Executive Officer of NightWare Inc, hereby certify that the financial statements of NightWare, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of $984,653.56 ; taxable income of $-1,073,507.43 and total tax of $22,278.53.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th of April, 2025

Chief Executive Officer, NightWare

April 28, 2025

CERTIFICATION

I, Matthew David Tucker, Principal Executive Officer of NightWare, Incorporated, hereby certify that the financial statements of NightWare, Incorporated included in this Report are true and complete in all material respects.

Matthew David Tucker

Chief Executive Officer and Board Member